Exhibit 6.7

Certain identified information has been excluded

from the exhibit because it is both not material and

is the type that the registrant treats as private or confidential.

[   ] AGREEMENT

This [   ] is made as of the last signature date set forth below (the “Effective Date”) by and between [   ] and CABBACIS, LLC. having a place of business at 3193 Buffalo Avenue, Unit 1, Niagara Falls, New York 14303 (“Company”).

BACKGROUND

[   ] owns the low-nicotine tobacco line [    ] (the “Tangible Material”) and all intellectual property rights pertaining to it (the “Patent Rights”) [   ] desires to have the Tangible Material and Patent Rights developed and commercialized to benefit the public and is willing to grant [   ] to the Company for that purpose.

Company desires a period of time in which to evaluate the Tangible Material and Patent Rights, potential products arising therefrom, and markets therefor, and in which to choose whether to elect to negotiate [   ] for the use of such Tangible Material and Patent Rights.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

A. [   ]

1. [   ] hereby grants to Company a [   ] (the “[   ]”), during the [   ] Term (as defined below in Section 2), [   ] license under the Patent Rights to make, have made, use, have used, lease, import, export, offer to sell and/or sell products or services that utilize the Tangible Material.

2. [   ] Term”), unless (i) sooner terminated by the parties’ [   ] granted hereunder, (ii) sooner terminated by written notice by Company to [   ] that this [   ] Agreement is terminated, or (iii) terminated due to breach of this [   ] Agreement as set forth below.

3. In consideration of the [   ] granted hereunder, Company agrees to pay to [   ] the nonrefundable [   ] within thirty (30) days of the Effective Date. Failure to pay the above mentioned [   ] fee in full by the due date shall put the Company in breach of this [   ] Agreement.

4. [   ] upon written notice to [   ] during the [   ] Term. Upon [   ]’s receipt of such written notice, the parties agree, [   ] to the Tangible Material and under the Patent Rights to make, have made, use, have used, lease, import, export, offer to sell and/or sell products or services that utilize the Tangible Material [   ]

5. Currently [   ] Patent Rights associated with the Tangible Material. Based on [   ] internal assessment and at its sole discretion it may choose to file for patent protection for the Tangible Material. If [   ] decides to file for patent protection during the [   ] shall take all actions to prosecute and maintain the Patent Rights. [   ] shall give to Company a reasonable opportunity to advise, comment, and propose modifications to said patent prosecution and maintenance and said advice, comments, and proposals shall be considered in good faith by [   ].

6. [   ] Licensee must [   ] this Agreement in accordance with Section C.5.

7. Company and [   ] agree that any information disclosed by either party to the other party that an individual reasonably familiar with the disclosing party’s business and/or the matters contemplated by this [   ] Agreement would understand to be confidential (“Confidential Information”) shall be maintained in strict confidence, and each will use all reasonable diligence to prevent disclosure to any third party except to necessary personnel and to affiliates and consultants who are bound by written confidentiality obligations at least as protective as set forth herein. Neither party will use the other party’s Confidential Information except to perform its obligations or exercise its rights under this [   ] Agreement. In addition, notwithstanding anything to the contrary herein, each receiving party may disclose the other party’s Confidential Information to the extent such disclosure is required by law, court order, subpoena or regulation, provided however, that the receiving party shall first give the other party written notice and adequate opportunity to object to such order for disclosure or to request confidential treatment and the receiving party shall disclose no more Confidential Information than is necessary to comply with the applicable law, court order, subpoena or regulation. Company’s and [   ]’s obligations under this confidentiality clause shall remain in effect for the Agreement Term and a period of five (5) years thereafter. Company and [   ] shall not have any obligation of confidentiality with respect to information that:

(a)	is in the public domain by use and/or publication at the time of its receipt from the disclosing party;

(b)	is developed independently of information received from the disclosing party as evidenced by written record; or

(c)	was already in the recipient’s possession prior to receipt from disclosing party; or

(d)	is properly obtained by recipient from a third party with a valid legal right to disclose such information and such third party is not under a confidentiality obligation to the disclosing party.

Company and [   ] agree that any information to be treated as confidential under this Section 7 must be disclosed in writing or in another tangible medium and must be clearly marked as “CONFIDENTIAL”. Information disclosed orally must be summarized and reduced to writing and communicated to the other party within thirty (30) days of such disclosure and is to be treated as Confidential Information under this Section 7. Notwithstanding anything to the contrary in this Agreement, all information relating to filing, prosecution, maintenance, defense, infringement, and the like regarding the Patent Rights (no matter how disclosed) is the Confidential Information of [   ] and subject to the provisions of this Section 7.

B. TRANSFER OF TANGIBLE MATERIAL

1. [   ] hereby grants to Company the right to possess the Tangible Material [   ]:

2. Definitions: [   ]

(a) Plant tissue capable of being propagated asexually or micropropagated;

(b) Meristematic material;

(c) Bareroot plants;

(d) Containerized plants in soil or other nutritive material; and

(e) Any mutation discovered in the Tangible Material.

(f) The term “Progeny” means unmodified descendants from the Tangible Material produced as a result of replication or reproduction.

(g) The term “Modifications” means substances which contain/incorporate the Tangible Material. (Example: original DNA molecule or fragment thereof newly embedded in Company-owned expression vector and using Company-owned promoter)

(h) The term “Invention” means the discovery or creation of a new material (either a new manufactured product or a new composition or matter), a new process, a new use for an existing material, or any improvements of any of these.

(i) The term “Third Party” means any entity which is not a party to this Agreement, including affiliates of Company.

3. The Tangible Material [   ].

4. [   ]

5. Within thirty (30) days of [   ]’s written request, Company will send to [   ] a summary and details of research results related to the Tangible Material.

6. Unless otherwise consented to by [   ] in writing, Company will not publish, or otherwise disclose to any Third Party, information about the Tangible Material.

7. [   ]

8. [   ]

C. CONDITIONS

1. [   ], AND ITS AGENTS AND/OR EMPLOYEES, MAKE NO REPRESENTATION AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SAFETY, EFFICACY, OR VALIDITY OF PATENT RIGHTS CLAIMS, ISSUED OR PENDING, WITH RESPECT TO THE PATENT RIGHTS NOR IS THERE A WARRANTY THAT THE USE OF THE PATENT RIGHTS AND/OR TANGIBLE MATERIAL WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS.

2. Company must indemnify, defend and hold [   ], its trustees, officers, employees and affiliates, harmless against all claims and expenses, including legal expenses and reasonable attorneys’ fees, arising out of the death or injury to any person or persons or out of any damage to property and against any other claim, proceeding, demand, expense and liability of any kind whatsoever resulting from (a) possession of the Tangible Material, (c) utilization of the Tangible Material in any way or (c) engaging in any activities relating to this [   ] Agreement.

3 This [   ] Agreement is not assignable by either party without the prior written consent of the other party; provided, that, Company may assign this [   ] Agreement without such consent to a successor to all or substantially all of its business to which this [   ] Agreement relates, whether by merger, purchase, reorganization or otherwise. Any attempt to assign this [   ] Agreement in violation of this Section C.2. shall be null and void.

4. All notices required to be given under this [   ] Agreement shall be in writing and shall be deemed to have been sufficiently given for all purposes thereof when sent by ema i l or overnight by the U. S. Postal Service or overnight by courier and shall be evidenced by an ema i l transmission confirmation, or the tracking number issued by the post office or courier. Notwithstanding the above sentence, any termination notice given by [   ] under Section C.5 shall be sent to the Company by email and overnight letter.

All notices and any correspondence respecting this Agreement shall be addressed and sent out as follows:

To [   ]:

For delivery via U.S. Postal Service:

[   ]

For delivery via courier:

[   ]

To Company:

For delivery via U.S. Postal Service and courier:

CABBACIS, LLC

7954 Transit Road, No. 316

Williamsville, NY 14221

5. [   ] shall have the right to written notice. [   ] Agreement is terminated and [   ] shall have no further obligation to Company with respect to the Patent Rights. Sections A.6., A.7., B.8., B.10., B.11., B.12, C.1., C.2., C.4., C.6., and C.8. shall survive the expiration or any termination of this [   ] Agreement.

6. Unless the parties otherwise agree in writing, or unless [   ] provides Company with a written request to the contrary, [   ] Agreement [   ].

7. [   ]

8. [   ]

9. In the event any provision of this [   ] Agreement is found by any court or tribunal to be partially or wholly invalid or unenforceable, the remainder of the [   ] Agreement nevertheless shall be enforceable and binding, and the invalid or unenforceable provision shall be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or, if such provision cannot under any circumstances be so modified or restricted, it shall be excised from the Agreement without affecting the validity or enforceability of any remaining provisions. The parties agree that any such modification, restriction or excision may be accomplished by their mutual written agreement.

10. The parties acknowledge that they consulted, or had the opportunity to investigate and/or consult, with their legal counsel and/or other advisors with respect to the Patent Rights and the terms of this Agreement.

11. The parties acknowledge that this [   ] Agreement sets forth the entire understanding and intentions of the parties hereto as to the subject matter hereof and supersedes all previous representations, negotiations, or understandings between the parties and/or its employees or agents, whether written or oral, regarding the subject matter of this Agreement. No subsequent modification hereof shall be made except in a writing executed by [   ] and Company.

12. The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature.

IN WITNESS WHEREOF, the parties have executed this [   ] Agreement on the last date set forth below

[ ]	CABBACIS, LLC

	By:	/s/ Joseph Pandolfino
Joseph Pandolfino
	Title:	President
Date: March 7, 2023	Date:	March 6, 2023

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